UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

LIVEDEAL INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

538144106
(CUSIP Number)

Joseph R. Huber 10940 Wilshire Blvd., Suite 925 Los Angeles, California 90024 310-207-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of  6  Pages)

_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538144106	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,611,042
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,611,042
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,611,042
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
(See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
26.07%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 538144106	Schedule 13D	Page 3 of 6

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of LiveDeal, Inc. (the “Issuer”), whose principal place of business is located at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

ITEM 2.	IDENTITY AND BACKGROUND.

a.	This Schedule 13D is being filed by Joseph R. Huber (the “Reporting Person”).

b.	The Reporting Person’s business address is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

c.
The principal occupation of the Reporting Person is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of Huber Capital Management, LLC.  The address of Huber Capital Management, LLC’s executive offices is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

d.	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired the Common Stock using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock was acquired by the Reporting Person for investment purposes.  The Reporting Person may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that he will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that he will own at any given time or from time to time. The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock the Reporting Person owns at any time or from time to time.

CUSIP No. 538144106	Schedule 13D	Page 4 of 6

Generally, the Reporting Person may seek to exercise a degree of influence over the affairs of the Issuer through board representation or otherwise.  The Reporting Person intends to continue to evaluate the Issuer’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, the Reporting Person will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) proposing additional transactions with the Issuer, including transactions that could result in a change of control of the Issuer.

The Reporting Person has no independent present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a.
The Reporting Person beneficially owns 1,611,042 shares of Common Stock, which represents 26.07% of the outstanding and issued Common Stock of the Company.  Of the 1,611,042 shares of Common Stock, 4,700 shares are beneficially owned by the Reporting Person as the custodian of a custodial account for the benefit of his child and 25,513 shares are beneficially owned by the Reporting Person as the portfolio manager of an investment company for which Huber Capital Management, LLC serves as investment adviser.

In addition, the Reporting Person’s spouse owns 5,561 shares of Common Stock, over which the Reporting Person disclaims beneficial ownership.

The Reporting Person disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

b.	The Reporting Person has sole power to vote and dispose of 1,611,042 shares of Common Stock.

c.	The following purchases of Common Stock were effected by the Reporting Person since September 19, 2008:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
9/22/2008	100	$1.96
9/22/2008	3,400	$1.97
9/22/2008	1,600	$1.98
9/22/2008	220	$2.00
10/8/2008	2,900	$1.86
10/9/2008	2,900	$1.75
10/13/2008	200	$1.34
10/13/2008	2,184	$1.35
10/16/2008	100	$1.42
10/16/2008	200	$1.44
10/16/2008	97,302	$1.45
10/20/2008	339	$1.39
10/20/2008	5,200	$1.40
10/21/2008	296,500	$1.50
10/22/2008	200	$1.49
10/22/2008	6,543	$1.50
10/23/2008	9,300	$1.50

CUSIP No. 538144106	Schedule 13D	Page 5 of 6

d.	Please see (a) above.

e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 538144106	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2008

/s/ Joseph R. Huber
Joseph R. Huber